April 28, 2005

Via facsimile 650.463.2600 and U.S. Mail

Brian P. Burns, Jr.
President
BF Enterprises, Inc.
100 Bush Street, Suite 1250
San Francisco, California 94104

Re:  	BF Enterprises, Inc.
	Schedule 13E-3 filed on March 31, 2005, File No. 5-40124
      Schedule 14C filed on March 31, 2005, File No. 0-15932

Dear Mr. Burns:

      We have the following comments on your filing. Where appropriate, please file a revised Schedule 13E-3 and accompanying information statement to give effect to these comments. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. What consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? In this regard, please see Rule 14a-4(a)(3) and see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (September 2004).

2. What consideration was given to the need to unbundle the
proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? In this regard, Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available
Telephone Interpretations (available on our Web site at  HYPERLINK
"http://www.sec.gov"   www.sec.gov ).  It appears that the reverse
and forward stock splits are separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company`s articles of incorporation as Exhibits
B and C to the proxy statement, which appears to indicate that state law and the company`s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

3. We note that the company submitted the reverse/forward stock split to a vote of the shareholders holding the requisite number of shares needed to approve the transaction. In this regard, it would appear that the company engaged in a solicitation of proxies subject to Regulation 14A, although it is unclear on what exemption from the requirements of the proxy rules the company relied. Please advise.

Schedule 13E-3

Item 3.  Identity and Background of Filing Persons, page 4

4. Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a going private transaction file a Schedule
13E-3 and furnish the required disclosures, including a
determination regarding the fairness of the transaction to the unaffiliated security holders. See Item II.D.3 of the Division of Corporation Finance`s "Current Issues and Rule Making Projects" outline,
dated November 14, 2000, available on our website at   HYPERLINK
"http://www.sec.gov"   www.sec.gov .  It appears from your
periodic reports and Schedule 14C that Brian P. Burns is an affiliate of the issuer and may be engaged in this transaction for purposes of Rule 13e-3. What consideration did you give to whether Mr. Burns should be a filing person on the Schedule 13E-3?

Information Statement on Schedule 14C

Cover Page, 2

5. Please disclose on the cover page the price per share that security holders owning fewer than 4,000 shares will receive in the transaction.

6. We note that if you believe that the cash required to pay for the reverse/forward stock split exceeds $3,000,000 the board reserves the right not to affect the reverse/forward stock split. Please revise to describe the factors that would result in an amount exceeding $3,000,000.

7. Please disclose the desired effect of taking BF Enterprises private. In this regard, disclose that the company`s reporting obligations will terminate upon completion of the reverse/forward stock split provided that the transaction results in less than 300 record holders and the company is otherwise eligible to file to deregister its common stock.

Summary of Terms of Reverse/Forward Stock Split, page 3

8. Please expand this section to disclose the financial effect of the reverse/forward stock split on option holders, including what will happen to stockholders who hold options in the company, both exercisable and unexercisable. Also, your summary of terms should disclose the procedures for participating in the reverse/forward stock split for those security holders who will retain an equity interest in BF Enterprises and for those that will be cashed out pursuant to the transaction. For example, we note on page 29 that a record holder holding fewer than 4,000 shares will be asked to surrender their certificates, in order to receive the cash consideration.

Special Factors, page 11

Reasons for and Purposes of the Reverse/Forward Stock Split, page 11

9. Revise to more clearly disclose the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the reasons for going private have existed for the past several years. Why have you chosen now to undertake the reverse/forward stock split? For example, why did the board determine to consider its strategic alternatives on July 9, 2004? Who initiated the review of alternatives? Clarify when the company learned that Morgan Bank would not renew its lease in Tempe.

10. We note that you disclose that you presently have approximately 830 holders of common stock, including registered holders and holders in street name. In this section and throughout your document, please clarify your disclosure as to the number of holders of common stock to differentiate between beneficial holders and record holders. Alternatively, if the number of holders you refer to is made up both beneficial holders and record holders, please disclose.

Background of the Reverse/Forward Stock Split, page 14

11. We note that during the period from July 9, 2004 to September
13, 2004, management consulted with counsel and other consultants. Please expand to identify the other consultants and to discuss the issues addressed.

12. Expand to describe the discussions regarding the expiration of the Morgan Bank lease and the need for property improvements in more detail. For example, what steps were taken or discussed with regard to seeking new tenants? Did the company do any analysis with regard to the cost of any such improvements?

13. Expand to discuss any actions taken by the company, including management, regarding the transaction during the lengthy time periods between board meetings.

14. We note that you have filed the appraisal completed by Kalinowski & Associates as an exhibit to the Schedule 13E-3. Please expand to provide all of the disclosure required by Item 1015 of Regulation M-A in connection with this third party report. Further, confirm that no other such appraisals were received. In this regard, we note the reference on page 15 to "third-party professional appraisals."

15. Expand the discussion of the March 10th meeting to describe management`s report on the status of the company`s real estate assets in a reasonable amount of detail.

16. Please revise to expand the disclosure regarding your discussion of how the board reached its determination as to the proposed terms of the reverse/forward stock split, including how the board determined the reverse stock split ratio of 1 share for each 4,000 shares. In this regard, it would be helpful to expand the paragraph at the top of page 16 to describe the board`s consideration of various prices and split ratios in more detail.
Further, describe the "preliminary conclusions" reached by the board.

17. We refer you to the oral report presented by Sutter valuing your shares on February 10, 2005 and March 29, 2005. Provide us, with a view toward disclosure, with a summary of these oral reports to the Staff. To the extent material differences exist between these oral reports valuing your shares and the report received from Sutter as of February 28, 2005, your information statement should summarize the differences.

18. Expand to describe the board`s conclusions with respect to the valuation analysis and Sutter opinion. It remains unclear from the disclosure.

   Potential Disadvantages of the Reverse/Forward Stock Split ..., page 18

19. Revise the third paragraph to clarify, if true, that officers`, directors` and larger stockholders` percentages will increase.

   Federal Income Tax Consequences of the Reverse/Forward Stock
Split, page 19

20. To the extent that the tax consequences of this transaction for the company and its affiliates differ from those of the unaffiliated security holders, revise to address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

Fairness of the Reverse/Forward Stock Split to Stockholders, 22

21. Expand to clarify that the board addressed the fairness to all unaffiliated stockholders, including those who will retain an interest in the company and those that will be cashed. In addition, discuss whether the board considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to the stockholders being cashed out but not those that were remaining?

22. We note that the board of directors did not independently consider liquidation value, going concern value and net book value. Although we understand that you believe that the company`s liquidation value, going concern value and net book value are appropriately factored into the discounted cash flow analysis, it is unclear why these valuations were not independently considered when determining whether the transaction is substantively fair to the unaffiliated security holders. Also, explain why you believe that liquidation value, going concern value and net book value are appropriately factored into Sutter`s analysis of your discounted cash flows. Further, what is the basis for your belief that a discounted cash flow analysis is the only necessary factor in determining the fairness of the reverse/forward stock split? Do you believe that the other valuation factors would substantially over value or under value the company? If so, expand your disclosure to explain why these other valuation methods are not indicative of the value of the company and further discuss the basis for your belief that the transaction is substantively fair to the unaffiliated shareholders.

23. You disclose that the board determined that the reverse/forward stock split is procedurally fair to all stockholders. Please revise to expressly indicate whether each filing person believes the transaction is procedurally fair to unaffiliated shareholders.

24. We refer you to the discussion of procedural safeguards on page 24. Please expand each filing person`s Item 1014(b) analysis, to include a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item 1014(c), (d) and (e) have not been provided. In this regard, although you disclose why the board did not utilize the other procedural safeguards set forth in
Item 1014, it is unclear why the board determined that the transaction is procedurally fair to the unaffiliated security holders without these safeguards and why the engagement if Sutter was sufficient to determine that the transaction is procedurally fair to your unaffiliated security holders. Also, although the advice and assistance provided by Sutter appears to provide substantive safeguards to unaffiliated shareholders, it is unclear how the engagement of Sutter provided procedural safeguards. Please revise or advise.

25. You disclose that the board adopted the analysis and conclusions of Sutter that the reverse/forward stock split is fair, from a financial point of view, to holders of shares of the company`s common stock who will receive cash payments in connection with the reverse/forward stock split and will not be continuing security holders of the company. Also, you disclose that Sutter expresses
"no opinion as to the fairness of the reverse/forward stock split to [y]our continuing stockholders." Since it appears that there will be unaffiliated security holders that will have their interests cashed out and unaffiliated security holders that will retain an equity interest in the company, disclose the basis for your adoption of Sutter`s analysis and conclusions. In this regard, disclose the basis for the board`s reliance on Sutter`s analysis to conclude that the transaction is substantively and procedurally fair to all unaffiliated security holders in light of the fact that Sutter does not draw this conclusion. More specifically, disclose how Sutter`s opinion supports the boards conclusions that the transaction is substantively and procedurally fair if it does not consider the interests of unaffiliated security holders that will be cashed out and unaffiliated security holders that will retain an equity interest in the company.

Opinion of Financial Advisor, page 25

26. Confirm for us, if true, that BF Enterprises did not have any material relationship with Sutter that existed during the past two years.

27. We note that the summary of the Sutter report is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement.
Please revise.

28. Provide us with copies of all projections and forecasts, as well as any other materials exchanged among the parties that quantified any strategic, financial or operational benefits anticipated from the reverse/forward stock split. Also provide us with any material non-public information exchanged among the parties. Finally, provide us with any projections and forecasts to which you refer.

29. Advise whether you have disclosed all of the assumptions and projections provided to Sutter for use in their fairness opinion.
In this regard, ensure that your disclosure summarizes all of the material assumptions and projections that were presented to Sutter. For example, what were the assumptions that Sutter relied upon to derive the "best case" and "worst case" values of your properties in Pasco County, Florida? Also, we note that Sutter considered a number of assumptions in rendering its opinion. Textually explain how the assumptions were used to derive the fair value of the company under the discounted cash flow method.

30. We note that Sutter applied a discount rate to derive the net value of certain properties and mortgage receivables of BF
Enterprises. For each property and mortgage receivable, please disclose the basis for determining the discount rate.

31. Please revise the disclosure regarding your properties in Pasco County, Florida to also present the "best case" and "worst case" values that were used to determine the mean value of the properties. Also, disclose adjustments made to reflect present value of the taxes payable and the basis for using the adjusted value.

32. Please expand the summary of the financial analysis conducted by Sutter to summarize the cash and marketable securities discussion and the tax loss carryforward discussion from Sutter`s valuation. Also, revise to include the table that summarizes values, net of tax effect, to more clearly explain how Sutter derived the fair value of $8.88.

Past Contacts, Transactions, Negotiations and Agreements, page 30

33. It would appear that the disclosure appearing under this heading would be more helpful if discussed in connection with the background of the transaction. It would help to place the company`s consideration of strategic alternatives in better context.

34. Expand to address why the Company X transaction proposal was "inconsistent with [the Company`s] goals" and the consideration was "unacceptable."

Interests of Certain Persons, page 31

35. We note that it appears that no payments or benefits will be paid or provided to BF Enterprises` directors or officers as a result of this transaction. Will your officers and directors be compensated for their future services to BF Enterprises? If so, please disclose whether the compensation to be received by your officers and directors will increase as a result of this transaction. Will there be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction?

Recommendation of the Board; Fairness of the Reverse/Forward Stock
Split, page 33

36. Please revise your disclosure to expressly indicate whether each filing person believes that the transaction is substantively and procedurally fair to unaffiliated security holders.

Incorporation of Certain Documents by Reference, page 43

37. Advise us of the authority upon which you rely to forward incorporate by reference future Exchange Act reports into the
Schedule 14C, or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 and Schedule 14C to include the information if filed to the extent required to fulfill your disclosure obligation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203 thereafter.
Please send all correspondence to us at the following ZIP code:
20549-0303.

							Sincerely,



                        			Jeffrey B. Werbitt
			                        Attorney-Advisor
                  				Office of Mergers
				                  and Acquisitions

cc:	Christopher L. Kaufman, Esquire
      Latham & Watkins LLP
      135 Commonwealth Drive
      Menlo Park, California 94025